09042458

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GIT INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 NORTH MOORE STREET, SUITE M1E
(No. and Street)

ARLINGTON (City) VA (State) 22209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGARET GOODMAN (703) 528-7994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 271, 44 NASHUA RD, STE 15 (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
AUG 31 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARGARET GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GIT INVESTMENT SERVICES, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA SUANN CHASE
Notary Public, State of Maryland
County of Anne Arundel
My Commission Expires February 1, 2011

NOTARY PUBLIC PAMELA SUANN CHASE ANNE ARUNDEL CO., MD

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIT INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2009

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 271, 44 NASHUA ROAD, SUITE 15 LONDONDERRY, NH 03053-3450 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
GIT Investment Services, Inc.
Arlington, Virginia

I have audited the accompanying statement of financial condition of GIT Investment Services, Inc. (the Company) as of June 30, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GIT Investment Services, Inc. as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 18, 2009

GIT INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 416,434
Fees receivable	4,246
Deposit with clearing organization	50,000
Due from clearing broker	146
Investment securities	-
Total assets	$ 470,826

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to affiliates	$ 363
Due to clearing broker	-
Total liabilities	363
Stockholder's equity:	
Common stock, $1 par value, shares authorized 50,000; 4,388 shares issued, net of 672 treasury shares at par	3,716
Additional paid-in capital	419,107
Retained earnings	47,640
Accumulated other comprehensive loss	-
Total stockholder's equity	470,463
Total stockholder's equity and liabilities	$ 470,826

The accompanying notes are an integral part of these financial statements.

GIT INVESTMENT SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Corporation was incorporated in Virginia on February 11, 1982. It serves as a broker/dealer in securities and provides security brokerage services to it clients, mainly individual investors. In May 2003, the Corporation began trading under the name Clarendon Securities. The Corporation is located in Arlington, Virginia, and is a wholly-owned subsidiary of Bankers Finance Capital Corp. (BFCC). The Corporation and BFCC operate under common control with Presidential Bank, FSB (Presidential Bank).

Cash and Cash Equivalents

The Corporation considers all highly liquid investments, including money market funds with original maturities of 90 days or less, to be cash equivalents. At June 30, 2009, 99.86% of the balance of cash and cash equivalents represents amounts invested in the Treasury Fund Daily Money Class money market fund held through National Financial Services, LLC (NFS).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Investment securities with readily determinable market values are classified as available-for-sale and are reported at fair value, based on published market prices. Unrealized gains and losses are reported as accumulated other comprehensive income, a separate component of stockholders' equity. Realized gains and losses are recognized on a specific cost identification basis.

NOTE 2- INCOME TAXES

The company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns.

NOTE 3- CLEARING AGREEMENT

The Corporation acts as an introducing broker in the execution of security transactions on behalf of its customers. Under an agreement with NFS, the cash and margin brokerage accounts of the Corporation's customers are carried by NFS on a fully disclosed basis. The clearing agreement also provides that NFS shall perform certain other services relating to clearing and maintaining customer accounts.

Pursuant to this agreement, the Corporation is required to maintain a minimum deposit of $50,000 to secure obligations related to the execution of securities transactions. The agreement may be terminated by either party upon 60 days prior written notice.

NOTE 4- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $457,303 at June 30, 2009, this exceeded required net capital of $250,000 by $207,303. The ratio of aggregate indebtedness to net capital at June 30, 2009 was 0.1%.

NOTE 5- GUARANTEES – INDEMNIFICATIONS

In the normal course of its business, the Corporation indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Corporation could be required to make under these indemnifications cannot be estimated. However, the Corporation believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6- RELATED PARTY TRANSACTIONS

The Corporation shares certain facilities and personnel with Presidential Bank and BFCC. Under an agreement between BFCC and the Corporation, BFCC also provides certain operational support services, including the maintenance and preservation of books and records appropriate to a registered broker/dealer, among others. The amounts paid by the Corporation to Presidential Bank for shared facilities include any direct costs incurred by the Corporation plus an allocable portion of rent, utilities and other related costs incurred by Presidential Bank as a result of the joint occupancy, plus an amount equal to 15% of the total of all direct and allocable costs.

The amount paid to BFCC for services is determined based upon the direct and allocated overhead expenses incurred by BFCC on behalf of the Corporation, plus an administrative service fee of 4% of all direct and allocated expenses. Because of the affiliation among the Corporation, BFCC and Presidential Bank, amounts reimbursed may not be representative of amounts that would have been paid had such services and facilities been obtained from third parties. However, pursuant to applicable banking regulations, Presidential's Board of Directors has made a good faith determination that Presidential's arrangements for shared facilities with the Corporation are consistent with those that would apply to unaffiliated entities.

The Corporation incurred expenses paid by BFCC. As of June 30, 2009 the amount due to BFCC is $363.

At June 30, 2009 the Corporation had $1,669 on deposit with Presidential Bank, a federally insured depository institution.

GIT INVESTMENT SERVICES, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2009

SCHEDULE I

GIT INVESTMENT SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2009

Total ownership equity from statement of financial condition	$ 470,463
Total nonallowable assets from statement of financial condition	(4,842)
Net capital before haircuts on securities positions	465,621
Haircuts on securities	(8,318)
Net capital	$ 457,303
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 363
Total aggregate indebtedness	$ 363
Percentage of aggregate indebtedness to net capital	0.1%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 24
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 207,303
Excess net capital at 1000%	$ 457,267

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

GIT INVESTMENT SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

GIT INVESTMENT SERVICES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2009

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

GIT INVESTMENT SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2009

GIT Investment Services, Inc. is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sec. 240.17a-3 and Sec. 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 271, 44 NASHUA ROAD, SUITE 15
LONDONDERRY, NH 03053-3450
TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
GIT Investment Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of GIT Investment Services, Inc., (the Company), for the year ended June 30, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
August 18, 2009